Morgan, Lewis & Bockius LLP 101 Park Avenue New York, NY 10178-0060 Tel. 212.309.6000 Fax: 212.309.6001 www.morganlewis.com

April 9, 2012

VIA EDGAR AND FEDERAL EXPRESS

Mr. David L. Orlic

Special Counsel

Office of Mergers & Acquisitions

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3628

Re:	Midas, Inc.
Schedule TO-T filed by Gearshift Merger Corp. and TBC Corporation
Filed on March 28, 2012
File No. 005-53735

Dear Mr. Orlic:

On behalf of our clients TBC Corporation (“Parent”) and Gearshift Merger Corp. (“Purchaser,” and, together with Parent, the “Filing Persons”), we are responding to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated April 6, 2012, relating to the Schedule TO filed by the Filing Persons on March 28, 2012 (as amended prior to the date hereof, the “Schedule TO”). Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Schedule TO. For your convenience, we have included the text of the Staff’s comments below and have keyed our responses accordingly.

1.	We note that the Lead Director of Midas was also recently a member of the TBC Corporation board of directors. Please provide us with your analysis as to the applicability of Rule 13e-3 to this transaction.

Response: Parent is not an affiliate of Midas, as defined in Rule 13e-3(1) of the Exchange Act. We note as supplemental information that Parent and its subsidiaries and affiliates did not own Shares of Midas at the time of commencement of the Offer. In addition, Parent and its subsidiaries and affiliates have not had significant business or capital relationships with Midas, nor are they aware of ever having been an affiliate of Midas.

Mr. David L. Orlic

Special Counsel

Office of Mergers & Acquisitions

Securities and Exchange Commission

April 9, 2012

Robert R. Schoeberl was a non-executive director of Parent prior to his resignation from Parent’s board of directors on January 12, 2012, three months prior to execution of the Merger Agreement. He participated in no meetings of Parent with respect to the transaction with Midas and was not to our knowledge involved on behalf of Parent or Purchaser in the transaction, either before or after his resignation. We understand from disclosure in Midas’ Schedule 14D-9 that Mr. Schoeberl was earlier recused from the Midas’ process through formation of the Special Committee.

The facts presented in the No-Action Letter Technology for Communications, International (February 16, 1988) (“TCI”) are clearly distinguishable. Unlike in the present case, a director that served on the boards of directors of both the acquiror and the target company resigned from the target board, where he served as an outside director, but continued his role as both President and a director of the acquiror. In contrast, Mr. Schoeberl played no role in Parent’s consideration of the acquisition and will have no continuing participation in the surviving company. In addition, the TCI transaction had a second common director, who served as Chairman of the target corporation and an outside director of the acquiror until he resigned from the acquiror’s board one month prior to reaching an agreement in principle. Thus, the present transaction has neither the same degree of cross participation by officers and directors as the TCI transaction nor the continuing participation in the acquisition by a former director of the target. By analogy, in transactions involving financial buyers, the Staff has emphasized the continuing participation of former management of the target in the surviving entity when determining whether Rule 13e-3 is applicable. See Division of Corporation Finance CD&I 201.06. That participation was clearly presented in TCI by the former outside director’s continued participation as President of the acquiror, but is not presented with respect to Mr. Schoeberl.

2.	Please tell us what consideration you gave to including Sumitomo Corporation and/or its affiliates as bidders. We note that Sumitomo beneficially owns 100% of the common stock of TBC Corporation and appears to be at least partially financing the offer. Please refer to the factors discussed in Section II.D.2 of the Current Issues and Rulemaking Projects Outline (November 14, 2000). To the extent that you add additional parties as bidders, please be aware that you must include all of the disclosure required by Schedule TO as to such parties individually. You may also be required to disseminate revised offer materials and to extend the length of the offer, depending on the materiality of any new information provided. Finally, in your response, please specifically address the applicability of Item 1007 of Regulation M-A to the Sumitomo lines of credit.

Mr. David L. Orlic

Special Counsel

Office of Mergers & Acquisitions

Securities and Exchange Commission

April 9, 2012

Response: Parent carefully considered prior to commencement of the Offer whether to include Sumitomo Corporation and/or its affiliates as co-bidders, including with reference to Section II.D.2 of the Current Issues and Rulemaking Projects Outline (November 14, 2000), which states, “If a named bidder is an established entity with substantive operations and assets apart from those related to the offer, the staff ordinarily will not go further up the chain of ownership to analyze whether that entity’s control persons are bidders.” As disclosed on page 24 of the Offer to Purchase, “Parent is a wholesale supplier to independent regional tire retailers and distributors throughout the United States, Canada and Mexico. Additionally, Parent’s wholesale group operates Carroll Tire, a regional tire wholesale distributor servicing independent tire dealers across the United States. Parent’s Retail Group operates more than 1200 franchised and company-owned tire and automotive service centers under the brands Tire Kingdom, Merchant’s Tire & Auto Centers, NTB-National Tire & Battery and Big O Tires.” Parent is precisely the kind of large, established international corporation to which this guidance applies.

We note that Parent was a U.S. public company with its stock listed on the NASDAQ Stock Exchange prior to its acquisition by Sumitomo Corporation (“SC”) and Sumitomo Corporation of America (“SCOA”) in 2005 in a transaction valued at approximately $1.1 billion. Parent continues to be managed today by President and CEO Larry Day, who was President and CEO of Parent prior to the acquisition of Parent by SC and SCOA in 2005, and none of the current executive officers of Parent are current or former employees of SC or SCOA. Mr. Day and Parent’s management initiated the transaction, structured and negotiated the Merger Agreement, and presented it to Parent’s Board for approval. SC and SCOA were involved by Parent in a limited capacity as appropriate for a potential financing provider and to obtain approval from Parent’s Board, a majority of which consists of non-executive directors appointed by Parent’s shareholders. Parent believes it would be inappropriate and potentially misleading under the circumstances to name SC, SCOA or their affiliates as co-bidders. On the other hand, the Schedule TO and Offer to Purchase comply fully with the control person disclosure requirements imposed by General Instruction C to the Schedule TO with respect to SC and SCOA. For that reason, we do not believe that deeming SC and SCOA to be co-bidders would result in any additional material disclosure.

The Staff additionally requests that we specifically address the applicability of Item 1007 of Regulation M-A to the Sumitomo lines of credit. SC, the parent company of SCOA, will not provide financing for the Offer or Merger. As disclosed in the Offer to Purchase, Parent intends to borrow funds from SCOA, its direct parent, to finance the Offer and the Merger, in accordance with SCOA’s obligations under the Keep Well Agreement disclosed in the Offer to Purchase and attached as an exhibit to the Schedule TO. As disclosed in the Offer to Purchase, SCOA has represented to Parent that it has over $1 billion in undrawn lines of credit. SCOA has advised us

Mr. David L. Orlic

Special Counsel

Office of Mergers & Acquisitions

Securities and Exchange Commission

April 9, 2012

that it does not intend to obtain acquisition financing to fulfill its obligations to us under the Keep Well Agreement, rather, it expects to draw on one or more of its existing general lines of credit. We are currently negotiating a loan agreement with SCOA relating to our borrowing pursuant to the Keep Well Agreement, and expect to file an amendment to the Schedule TO attaching this loan agreement upon its finalization with SCOA. Because SCOA itself is not a bidder, Item 1007 is not applicable to its source of funds. However, even if SCOA were a bidder, the use of existing cash resources not obtained for the purpose of the transaction, such as existing undrawn general lines of credit, would not require specific disclosure of the terms of such credit lines or the filing of the related agreements pursuant to Items 1007 or 1016 of Regulation M-A.

* * * *

As requested by the Staff in the comment letter dated April 6, 2012, attached hereto as Exhibit A is a written acknowledgment of certain matters by Parent and Purchaser. If you have any questions regarding this filing, please do not hesitate to contact the undersigned at (212) 309-6110.

Sincerely yours,

/s/ Bradley K. Edmister

Bradley K. Edmister

cc:	Brian Maciak
(TBC Corporation)

Alan J. Neuwirth
David A. Sirignano
(Morgan, Lewis & Bockius LLP)

Exhibit A

In connection with the Schedule TO, each of the undersigned hereby acknowledges that:

•	the Filing Persons are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Filing Persons may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dated: April 9, 2012 TBC CORPORATION

By:	/s/ Timothy Miller

Name:	Timothy Miller
Title:	Executive Vice President, Chief Financial Officer and Treasurer

GEARSHIFT MERGER CORP.

By:	/s/ Brian Maciak

Name:	Brian Maciak
Title:	Vice President and Secretary